Exhibit 99.71

Ontario	Commission des	P.O. Box 55, 19th Floor	CP 55, 19e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8
IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS
AND
IN THE MATTER OF
Blue Pearl Mining Ltd.
DECISION DOCUMENT
This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Short Form Prospectus of the above Issuer dated October 13th, 2006.
DATED at Toronto this 16th day of October, 2006.
Cameron McInnis
Cameron McInnis
Manager, Corporate Finance
SEDAR Project #991624